UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   ----------

                          AEROGROW INTERNATIONAL, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                             W. Michael Bissonnette
                        Mentor Capital Consultants, Inc.
                           900 28th Street, Suite 201
                             Boulder, Colorado 80303
                                 (303) 444-7755
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 24, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE                                                Page 2 of 4 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     W. Michael Bissonnette
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    956,297 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           956,297 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     956,297 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. NONE                                                Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share ("Shares"), and the name of the issuer of the Shares is AeroGrow International, Inc. ("Issuer"); the address of the principal executive offices of the Issuer is 900 28th Street, Suite 201, Boulder, Colorado 80303.

Item 2.  Identity and Background.

         (a) The person filing this statement is W. Michael Bissonnette.

         (b) Mr. Bissonnette's business address is 900 28th Street, Suite 201, Boulder, Colorado 80303.

         (c) The present principal occupation of the reporting person:

         W. Michael Bissonnette is the President, Treasurer, a director and a principal shareholder of the Issuer. The Issuer is a Nevada corporation which is principally engaged in the research and development, manufacturing and marketing of indoor, hydroponic "Smart Garden(TM)" systems capable of growing vine-ripened fruits, vegetables and herbs, as well as decorative flowers, year-round.

         (d) Mr. Bissonnette has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, Mr. Bissonnette has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Bissonnette is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         W. Michael Bissonnette acquired beneficial ownership of 10,202,750 Shares upon the inception of the Issuer on March 13, 2000 for cash in the amount of $850.00. Such cash assets constituted personal funds; no amounts were borrowed. During 2005, the Issuer effected a 1 for 5 reverse stock split of its Shares. In addition, since his initial acquisition of Shares, Mr. Bissonnette has, from time to time, gifted and otherwise disposed of Shares and, as of the date of filing of this statement, beneficially and of record owns an aggregate of 956,297 Shares.

Item 4.  Purpose of Transaction.

         Mr. Bissonnette has made the purchases described in Item 5 for purposes of investment; based upon his continuing assessment of the business results and prospects of the Issuer, market conditions, economic conditions and other relevant factors, Mr. Bissonnette may determine to dispose of all or a portion of the Shares held by him or to purchase additional Shares for investment.

CUSIP No. NONE                                                Page 4 of 4 Pages
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

         (a) As of December 31, 2005 (as reported on the Issuer's audited balance sheet as of December 31, 2005 included in the Issuer's Form 8-K, dated February 28 and filed March 2, 2006 (File No. 000-50888), 5,578,740 Shares were issued and outstanding; no unissued Shares were then subject to options or other rights to acquire beneficially owned by Mr. Bissonnette. Subsequent to December 31, 2005, The additional Shares were issued and became outstanding. As of the filing date of this report (March 6, 2006), there are an aggregate of 9,083,885 Shares issued and outstanding; no unissued Shares are subject to options or other rights to acquire beneficially owned by Mr. Bissonnette. Accordingly, percentage calculations appearing in this statement are based upon 9,083,885 Shares. Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Bissonnette beneficially owns 956,297 or 10.5% of the Shares.

         (b) Mr. Bissonnette holds sole voting and dispositive power with respect to all of the 956,297 Shares beneficially owned by him.

         (c) Not Applicable.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  March 6, 2006



                                               /S/ W. MICHAEL BISSONNETTE
                                               --------------------------
                                                  W. Michael Bissonnette